Exhibit 99.1

Mindray Announces Third Quarter 2011 Financial Results

Shenzhen, China – November 7, 2011 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter ended September 30, 2011.

Highlights for Third Quarter 2011

-	Net revenues were $218.4 million, up 29.8% over the third quarter of 2010.

-	Robust China sales, an increase of 35.4% year-over-year, primarily driven by higher regular sales.

-	Strong international sales of $124.9 million, a year-over-year increase of 25.9%. Emerging markets continued to achieve significant growth this quarter.

-	Non-GAAP net income was $42.5 million, a 7.4% increase over the third quarter of 2010.

-	Net operating cash was $29.9 million, up 7.3% year-over-year.

-	Reagent revenues growth accelerated, contributing 31.3% to the in-vitro diagnostic business in this quarter.

-	Mindray introduced its latest series of patient monitoring systems including the iMEC series and the new iPM series patient monitors. Mindray also launched the DP10, DP20 and DP30 black and white ultrasound systems.

-	On November 4, 2011, the Board of Directors approved a share repurchase program of up to $100 million.

“Despite a volatile and challenging global macro environment during the third quarter, we are happy to report that our total revenues rose nearly 30%, led by robust growth of over 35% in our China sales,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “Our sales strength reflects the success of our strategic initiatives and favorable hospital and government spending trends in areas where we have major presence. Emerging markets also continue to contribute significant year-over-year growth of over 30% this quarter. In spite of the political unrests in the Middle East and Africa, sales in those markets exceeded our expectations and recorded substantial increases of more than 40% during the period. In developed markets, we did well and delivered double-digit growth in both North America and Western Europe. Overall, our investments in all regions have yielded positive results and we will continue to work hard to aggressively increase our market penetration worldwide.”

SUMMARY – Third Quarter 2011

	Three Months Ended September 30
(in $ millions, except per-share data)	2011	2010	% chg
Net Revenues	218.4	168.3	29.8%
Revenues generated in China	93.5	69.0	35.4%
Revenues generated outside China	124.9	99.2	25.9%
Gross Profit	119.8	99.0	21.1%
Non-GAAP Gross Profit	121.2	100.2	21.0%
Operating Income	38.7	38.7	-0.2%
Non-GAAP Operating Income	43.9	42.4	3.5%
EBITDA	48.4	45.8	5.7%
Net Income	37.3	35.9	3.8%
Non-GAAP Net Income	42.5	39.5	7.4%
Diluted EPS	0.31	0.30	2.3%
Non-GAAP Diluted EPS	0.36	0.34	5.9%

Revenues

Mindray reported net revenues of $218.4 million for the third quarter, a 29.8% increase from $168.3 million in the same period last year. Net revenues generated in China jumped 35.4% to $93.5 million, from $69.0 million in the same quarter last year. Net revenues generated in the international markets rose 25.9% to $124.9 million, from $99.2 million in the third quarter last year.

Performance by Segment

Patient Monitoring and Life Support Products: Revenues for this segment jumped 32.4% to $96.1 million, from $72.6 million in the third quarter of last year, contributing 44.0% to total net revenues.

In-Vitro Diagnostic Products: Revenues for this segment increased 29.3% to $55.7 million, from $43.1 million in the third quarter of last year, contributing 25.5% to total net revenues.

Medical Imaging Systems: Revenues for this segment rose 24.5% to $53.2 million, from $42.7 million in the third quarter of last year, contributing 24.4% to total net revenues.

Others: Other revenues, primarily comprised of service fees charged for post-warranty period repair services, increased 35.9% to $13.4 million, from $9.9 million in the third quarter of last year, contributing 6.1% to total net revenues.

Gross Margins

Third-quarter gross profit was $119.8 million, a 21.1% increase from $99.0 million in the same period last year. Non-GAAP gross profit was $121.2 million, a 21.0% increase from $100.2 million in the same quarter last year. Gross margin was 54.9%, compared to 58.8% in the third quarter of 2010 and 57.0% in the second quarter of this year. Non-GAAP gross margin was 55.5%, compared to 59.5% in the third quarter of 2010 and 57.6% in the second quarter of this year.

Operating Expenses

Selling expenses reached $41.0 million, or 18.8% of total net revenues, compared to 18.0% in the third quarter of 2010 and 18.6% in the second quarter of this year. Non-GAAP selling expenses stood at $39.3 million, or 18.0% of total net revenues, up from 17.2% in the third quarter of 2010 and 17.7% in the second quarter of this year.

General and administrative expenses were $20.8 million, or 9.5% of total net revenues, compared to 9.0% in the third quarter of 2010 and 8.0% in the second quarter of this year. Non-GAAP general and administrative expenses were $19.5 million, or 8.9% of the total net revenues, compared to 8.8% in the same quarter of 2010 and 7.7% in the second quarter of this year.

Research and development expenses reached $19.3 million, or 8.9% of total net revenues, compared to 8.8% in the third quarter of 2010 and 8.5% in the second quarter of this year. Non-GAAP research and development expenses were $18.4 million, or 8.4% of total net revenues, compared to 8.3% in the third quarter of 2010 and 8.0% in the second quarter of this year.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.1 million, up from $1.9 million in the third quarter of 2010 and $3.3 million in the second quarter of this year.

Operating income was $38.7 million, flat as compared to the third quarter last year. Non-GAAP operating income was $43.9 million, up 3.5% from $42.4 million in the same quarter last year. Operating margin was 17.7%, compared to 23.0% in the third quarter of 2010 and 21.8% in the second quarter of this year. Non-GAAP operating margin was 20.1% in the third quarter, compared to 25.2% in the same period of 2010 and 24.2% in the second quarter of this year.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Third-quarter EBITDA increased 5.7% year-over-year to $48.4 million, from $45.8 million in the same period of 2010.

Net Income

Net income increased 3.8% year-over-year to $37.3 million, from $35.9 million in the third quarter of last year. Non-GAAP net income increased 7.4% year-over-year to $42.5 million, from $39.5 million in the third quarter of last year. Net margin was 17.1%, down from 21.4% in the third quarter of 2010 and 20.6% in the second quarter of this year. Non-GAAP net margin was 19.4%, compared to 23.5% in the third quarter of 2010 and 22.9% in the second quarter of this year. Income tax expenses in the third quarter were $7.5 million, representing an effective tax rate of 16.6%.

Third-quarter 2011 basic and diluted earnings per share were $0.32 and $0.31 respectively, compared to $0.31 and $0.30 in the same period last year. Basic and diluted non-GAAP earnings per share were $0.36 and $0.36 respectively, compared to $0.35 and $0.34 in the third quarter of last year. Shares used in the computation of diluted earnings per share for this quarter were 119.6 million.

Other Select Data

Average accounts receivable days outstanding were 71 days in the third quarter, compared to 64 days in the second quarter. Average inventory days were 100 days, compared to 94 days in the last quarter. Average accounts payable days outstanding were 58 days, compared to 57 days in the last quarter. Mindray calculated the above working capital days using the average of beginning and ending balances of the quarter.

As of September 30, 2011, the company had $532.2 million in cash and cash equivalents and short-term investments, up from $467.1 million as of June 30, 2011. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $29.9 million and $19.4 million respectively.

As of September 30, 2011, the company had approximately 6,700 employees.

Business Outlook for Full Year 2011

The company has raised its full-year guidance and anticipates its full-year 2011 net revenues to increase more than 20% year-over-year, exceeding its previous guidance of net revenue growth of more than 16%.

The company reaffirms its full-year 2011 non-GAAP net income guidance of more than 10% growth over its non-GAAP net income for last year. This guidance excludes the tax benefits related to the key software enterprise status ($8.6 million and $7.6 million recognized in the first quarter of 2010 and 2011 respectively) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its full-year capital expenditure to remain in the range of $70 million to $80 million.

The company’s practice is to provide guidance on a full-year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We had significant growth in our key global markets in the third quarter. Based on the positive sales trajectory we have achieved so far, we are pleased to raise our full-year revenue guidance to more than 20% growth from our previous guidance of over 16%. We also reiterate our non-GAAP net income guidance of more than 10% year-over-year growth,” commented Li Xiting, Mindray’s president and co-chief executive officer. “In addition to our strong fundamental performance, the $100 million share buyback program we announced today also highlights our confidence about Mindray’s long-term growth prospects and our commitment to increasing value for our shareholders. On the M&A front, we continue to actively seek opportunities that could bring complementary technologies and/or products to our company. Overall, we remain confident that Mindray is well-positioned for future growth and expansion in the global market.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on November 8, 2011 U.S. Eastern Time (9:00 PM on November 8, 2011 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

Hong Kong:	+852-2475-0994
International:	+1-718-354-1231

International Toll Free Dial-in Number(s):

China, Domestic Mobile:	400-620-8038
China, Domestic:	800-819-0121
Hong Kong:	800-930-346
United States:	1-866-519-4004
Passcode for all regions:	Mindray

A replay of the conference call may be accessed by phone at the following numbers until November 22, 2011.

U.S. Toll Free:	+1-866-214-5335
International:	+1-718-354-1232
Passcode:	2044-8418

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the third quarter of 2011 and provided guidance for full year 2011 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

-	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

-	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and legal fees.

-	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

-	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and legal fees.

-	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

-	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, legal fees and deferred tax impact related to acquired intangible assets.

-	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

-	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income, interest expense, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended September 30, 2010 and 2011, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2011, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our favorable hospital and government spending trends in areas where we have major presence, that we will continue to work hard to aggressively increase our market penetration worldwide, Mindray’s long-term growth prospects, our commitment to increasing value for our shareholders, that we continue to actively seek opportunities that could bring complementary technologies and/or products to our company, and our confidence that Mindray is well-positioned for future growth and expansion in the global market, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of our annual report on Form 20-F. Our results of operations for the third quarter of 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply, through our worldwide distribution network, internationally a broad range of products across three primary business segments, namely patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit: http://ir.mindray.com

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2010	As of September 30, 2011
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,502	124,785
Short-term investments	296,003	407,381
Accounts receivable, net	143,318	181,939
Inventories	79,185	113,531
Value added tax receivables	18,562	25,345
Other receivables	9,953	13,571
Prepayments and deposits	7,596	10,139
Deferred tax assets	2,481	3,215

Total current assets	694,600	879,906

Other assets	4,552	6,740
Advances for purchase of plant and equipment	15,775	9,050
Property, plant and equipment, net	207,636	225,288
Land use rights, net	46,079	54,689
Intangible assets, net	66,247	78,960
Goodwill	115,672	125,494

Total assets	1,150,561	1,380,127

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	—	50,469
Notes payable	5,773	7,834
Accounts payable	44,322	53,815
Advances from customers	13,209	15,099
Salaries payable	26,770	24,234
Other payables	66,615	69,088
Income taxes payable	13,582	13,352
Other taxes payable	4,286	4,361

Total current liabilities	174,557	238,252

Long-term bank loan	—	34,945
Other long-term payables	1,133	2,366
Deferred tax liabilities, net	8,268	11,566

	9,401	48,877
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	466,613	481,372
Retained earnings	434,143	519,387
Accumulated other comprehensive income	65,830	89,724

Total shareholders’ equity	966,601	1,090,498

Non-controlling interest	2	2,500

Total equity	966,603	1,092,998

Total liabilities and shareholders’ equity	1,150,561	1,380,127

(1)	Financial information is extracted from the audited financial statements included in the Company fiscal 2010 20F.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	69,037	93,500	203,606	256,682
- International	99,237	124,927	289,728	359,931

Net revenues	168,274	218,427	493,334	616,613
Cost of revenues	(69,287)	(98,596)	(207,660)	(273,267)

Gross profit	98,987	119,831	285,674	343,346

Selling expenses	(30,215)	(41,044)	(81,066)	(115,132)
General and administrative expenses	(15,221)	(20,777)	(42,864)	(52,641)
Research and development expenses	(14,802)	(19,343)	(43,553)	(56,435)

Operating income	38,749	38,667	118,191	119,138

Other income, net	60	414	137	2,592
Interest income	4,157	6,072	8,670	13,558
Interest expense	(620)	(319)	(2,463)	(920)

Income before income taxes and non-controlling interests	42,346	44,834	124,535	134,368
Provision for income taxes	(6,408)	(7,459)	(10,118)	(14,427)

Net income	35,938	37,375	114,417	119,941
Less: Net income attributable to non-controlling interests	—	(60)	—	(107)

Net income attributable to the Company	35,938	37,315	114,417	119,834

Basic earnings per share	0.31	0.32	1.01	1.04

Diluted earnings per share	0.30	0.31	0.97	1.01

Shares used in the computation of:
Basic earnings per share	114,489,052	116,770,784	113,351,832	115,181,776

Diluted earnings per share	117,884,600	119,602,158	117,396,900	118,397,031

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	35,938	37,315	114,417	119,834
Adjustments to reconcile net income to net cash from operating activities	10,506	14,537	29,143	36,472
Changes in current assets and liabilities	(18,587)	(21,964)	(63,081)	(60,337)

Net cash generated from operating activities	27,857	29,888	80,479	95,969

Cash flow from investing activities:
Acquisition cost, net of cash acquired	—	(2,884)	—	(6,530)
Capital expenditure	(17,041)	(19,376)	(43,743)	(63,731)
Decrease in restricted cash	204	—	76,553	—
Proceeds from sale of restricted/short term investments	—	2,991	91,916	93,124
Increase in short term investments and changes in others investing activities	(57,074)	(38,881)	(215,105)	(191,145)

Net cash used in investing activities	(73,911)	(58,150)	(90,379)	(168,282)

Cash flow from financing activities:
Repayment of bank loans	(145)	—	(169,211)	—
Proceeds from bank loans	—	50,469	—	85,399
Dividend paid	—	—	(22,800)	(34,522)
Proceeds from exercise of options	1,479	1,044	10,156	5,391
Net proceeds from secondary public offering	—	—	149,661	—
Cash contribution from non-controlling interest	—	797	—	797

Net cash generated from/(used in) financing activities	1,334	52,310	(32,194)	57,065

Net (decrease)/increase in cash and cash equivalents	(44,720)	24,048	(42,094)	(15,248)
Cash and cash equivalents at beginning of period	211,275	99,614	204,228	137,502
Effect of exchange rate changes on cash	(1,840)	1,123	2,581	2,531

Cash and cash equivalents at end of period	164,715	124,785	164,715	124,785

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE

NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income	39,538	42,466	125,570	134,528
Non-GAAP net margin	23.5%	19.4%	25.5%	21.8%
Amortization of acquired intangible assets	(1,745)	(1,774)	(5,745)	(5,324)
Deferred tax impact related to acquired intangible assets	33	34	174	102
Legal fees	—	(262)	—	(262)
Share-based compensation	(1,888)	(3,149)	(5,582)	(9,210)

GAAP net income	35,938	37,315	114,417	119,834
GAAP net margin	21.4%	17.1%	23.2%	19.4%

Non-GAAP basic earnings per share	0.35	0.36	1.11	1.17
Non-GAAP diluted earnings per share	0.34	0.36	1.07	1.14

GAAP basic earnings per share	0.31	0.32	1.01	1.04
GAAP diluted earnings per share	0.30	0.31	0.97	1.01

Shares used in computation of:

Basic earnings per share	114,489,052	116,770,784	113,351,832	115,181,776

Diluted earnings per share	117,884,600	119,602,158	117,396,900	118,397,031

Non-GAAP operating income	42,382	43,852	129,518	133,934
Non-GAAP operating margin	25.2%	20.1%	26.3%	21.7%
Amortization of acquired intangible assets	(1,745)	(1,774)	(5,745)	(5,324)
Legal fees	—	(262)	—	(262)
Share-based compensation	(1,888)	(3,149)	(5,582)	(9,210)

GAAP operating income	38,749	38,667	118,191	119,138
GAAP operating margin	23.0%	17.7%	24.0%	19.3%

Non-GAAP gross profit	100,174	121,174	289,805	347,367
Non-GAAP gross margin	59.5%	55.5%	58.7%	56.3%
Amortization of acquired intangible assets	(1,126)	(1,151)	(3,885)	(3,448)
Share-based compensation	(61)	(192)	(246)	(573)

GAAP gross profit	98,987	119,831	285,674	343,346
GAAP gross margin	58.8%	54.9%	57.9%	55.7%

Non-GAAP selling expenses	(29,026)	(39,334)	(77,346)	(109,783)
Non-GAAP as % of total revenues	17.2%	18.0%	15.7%	17.8%
Amortization of acquired intangible assets	(619)	(623)	(1,860)	(1,876)
Share-based compensation	(570)	(1,087)	(1,860)	(3,473)

GAAP selling expenses	(30,215)	(41,044)	(81,066)	(115,132)
GAAP as % of total revenues	18.0%	18.8%	16.4%	18.7%

Non-GAAP general and administrative expenses	(14,735)	(19,546)	(41,608)	(50,216)
Non-GAAP as % of total revenues	8.8%	8.9%	8.4%	8.1%
Legal fees	—	(262)	—	(262)
Share-based compensation	(486)	(969)	(1,256)	(2,163)

GAAP general and administrative expenses	(15,221)	(20,777)	(42,864)	(52,641)
GAAP as % of total revenues	9.0%	9.5%	8.7%	8.5%

Non-GAAP research and development expenses	(14,031)	(18,442)	(41,333)	(53,434)
Non-GAAP as % of total revenues	8.3%	8.4%	8.4%	8.7%
Share-based compensation	(771)	(901)	(2,220)	(3,001)

GAAP research and development expenses	(14,802)	(19,343)	(43,553)	(56,435)
GAAP as % of total revenues	8.8%	8.9%	8.8%	9.2%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES,

DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	35,938	37,315	114,417	119,834
Interest income	(4,157)	(6,072)	(8,670)	(13,558)
Interest expense	620	319	2,463	920
Provision for income taxes	6,408	7,459	10,118	14,427

Earnings before interest and taxes (“EBIT”)	38,809	39,021	118,328	121,623
Depreciation	4,923	6,588	14,139	16,849
Amortization	2,041	2,773	6,302	7,642

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	45,773	48,382	138,769	146,114